Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Genco Reports Results for 2008

March 31, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces results for the financial year ended December 31, 2008.

Financial Overview

  Sales for the year ended 2008 were $6,604,496, an increase of 6% from the year ended 2007.

  Gross loss on operations for the year ended 2008 was $708,115, a decrease from the gross profit on operations of $132,618 for the year ended 2007.

  Investment in exploration, new mine development and equipment totalled $11,102,856 during the year ended December 31, 2008.

Summary Financial and Operational Results

	December 31, 2008	December 31, 2007
Sales	$6,604,496	$6,212,545
Gross Profit	($708,115)	$132,618
Net loss	$9,990,220	$5,738,367
Loss per share	$0.24	$0.16
Average shares fully diluted	41,320,712	36,415,304

Tonnes milled	67,620	59,342
eAg ounces sold	458,568	520,054
Silver sales (ounces)	316,704	269,109
Gold sales (ounces)	2,572	4,839
Average realized silver price	US$16.08	US$13.39
Average realized gold price	US$886.89	US$694.39

Sales increased during 2008 as a result of higher metal prices for the Company’s silver and gold production. Total silver and gold production decreased in 2008 when compared to 2007 due to the mining and milling of lower grade ore during 2008, and a labour dispute at the Company’s La Guitarra Mine. Lower average grade ore was economically mined during the period as higher prices permitted lower cut-off grades and increased mine development produced more development ore.

As shown in the summary financial results, the net loss for 2008 was higher than 2007. The main reasons for the higher net loss were: costs related to the June 2008 Annual General Meeting; costs associated with a labour dispute in Mexico; costs relating to the ongoing Feasibility Study for mine expansion at La Guitarra; increased amortization expenses during the year, and a loss on the impairment of Genco’s investment in the Chief Consolidated Mining Company.

Additional information regarding Genco’s 2008 financial results is contained in Genco’s Audited Annual Financial Statements for 2008, associated MD&A and Annual Information Form which are available on the Company’s website at www.gencoresources.com. These documents are also available online at www.sedar.com.

About Genco Resources Ltd.

Genco's core asset is the producing La Guitarra silver/gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra mine currently consists of two underground operation centres---La Guitarra and San Raphael---and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com•

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may" , "would" , "could" , "will" , "intend" , "plan" , "believe" , "estimate" , "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.